Contact

www.linkedin.com/in/roshaun-akeem-page-2b234540 (LinkedIn)
www.its-a-rap.com (Company)

Top Skills

Digital Marketing
Search Engine Optimization (SEO)
Foreign Exchange (FX) Trading

Certifications

Google Digital Marketing & E-commerce Specialization
The Complete Copywriting Course: Write to Sell Like a Pro

Roshaun Akeem Page

Filmmaker | Founder It's a R.A.P. Production
Ypsilanti, Michigan, United States

Summary

I founded It's a R.A.P. Production in 2012 to create my own work and tell the stories I want to tell. I started as an actor and found that as a black man in cinema, the roles were very limited and stereotyped. This moved me to create the work that I wanted to see.

In 2012 I wrote and directed my first short film entitled "Choices," which was a thriller that later aired on public television. My second short film, "Brenda," was based on the popular song by Tupac Shakur. It was published in 2015 on YouTube and it was received well by audiences. It has over 100,000 views on YouTube and is still expanding today. In 2016, I was featured as a guest on Metro Arts Detroit, where I was able to discuss the basis and inspiration for my work. There were a few unreleased projects during 2013-2017 which helped me grow as a writer and led me to create a film based on a single location. In 2017 to 2018, I wrote, directed, edited and executive produced my first feature film "Disruption": which was released in 2020. The film was rough around the edges; however, it became one of the top films in black cinema on the streaming platform Tubi in it's first 3 months. The film has accumulated an 885% ROI in the 2 years it's been released.

I am currently working with Filmhub to release my SAG TV series, "Trail of Dark Matter," which is a drama-thriller and my first semi-professional project. I'm currently development for my Sophomore feature film as well as Preparing a slate of projects that will break all stereotypes in black cinema.

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Experience

It's A R.A.P. Production, LLC
Owner & Filmmaker
February 2013 - Present (11 years 2 months)
united states

Plan and schedule video production schedules for 15+ cast and crew members.

Execute creative vision on tight budgets that consistently hit production deadlines.

Work closely and collaborate with various film industry professionals on different projects.

Involved in all stages of filmmaking from scriptwriting and pre-production to the final edit and release.

Heat Treating Services Corporation / Contact: (248) 721-1183
Administrative Assistant / Computer Aided Design Drafter
August 2013 - October 2018 (5 years 3 months)
United States

• Generated documents, created spreadsheets, managed databases, and maintained documents.

• Read and interpret blueprints, technical drawings, schematics, and computer generated reports.

• Assist plant engineers in developing mechanical drawings, using computer assisted design/drafting equipment and software.

• Issue, assign, and manage preventative maintenance work orders for all 3 Plant locations.

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Education

ITT Technical Institute
CAD/CADD Drafting and/or Design Technology/Technician · (September 2010 - May 2012)